The Cushing MLP Total Return Fund
3300 Oak Lawn Avenue, Suite 650
Dallas, Texas 75219

May 7, 2008

VIA EDGAR:
John Ganley
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: The Cushing MLP Total Return Fund - File Nos.333-149923 and 811-22072

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Cushing MLP Total Return Fund (the "Fund") hereby requests acceleration of the effective date of the Fund's Pre-Effective Amendment No. 2 to the Registration Statement so that it may become effective 1:00 p.m. (Eastern time) on May 8, 2008, or as soon as practicable thereafter.

The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request oral notification of such effectiveness by a telephone call to our counsel using the following contact information:

Veronica Castillo
Skadden, Arps, Slate, Meagher & Flom LLP
Phone: 212-735-3859.

Sincerely,

THE CUSHING MLP TOTAL
RETURN FUND

By: /s/ Michael S. Minces
Michael S. Minces
Chief Compliance Officer